Exhibit 12.1

Polymer Holdings LLC

Ratio of Earnings to Fixed Charges

000’s

			Predecessor			Elastomers Business
	Year Ended December 31, 2004	Period from December 23 through December 31, 2003	Period from January 1, through December 23, 2003	Year Ended December 31, 2002	Ten Months Ended December 31, 2001	Two Months Ended February 28, 2001	Year Ended December 31, 2000
Earnings:
Pre-tax income (loss)	(51,564)	(3,406)	12,870	52,332	(18,992)	(1,000)	67,000
Income from equity investees	(462)	(28)	(621)	(1,171)	(1,045)	—	—
Fixed charges	43,727	589	60,683	39,656	41,863	1,333	2,333
Distributed income of equity investees	561	—	1,064	710	810	—	—

Total Earnings	(7,738)	(2,845)	73,996	91,527	22,636	333	69,333

Fixed Charges:
Interest expensed	34,273	518	36,775	32,982	36,759	1,000	1,000
Amortization of deferred financing costs	5,563	38	13,370	3,763	2,867	—	—
Accretion of debt discount	1,758	—	8,505	1,044	870	—	—
Estimate of interest within rental expense	2,133	33	2,033	1,867	1,367	333	1,333

Total fixed charges	43,727	589	60,683	39,656	41,863	1,333	2,333

Deficiency of Earnings to Fixed Charges	(51,465)	(3,434)	—	—	(19,227)	(1,000)	—

Ratio of Earnings to Fixed Charges	—	—	1.2	2.3	—	—	29.7	(1)

(1)	The ratio of earnings to fixed charges for the year ended December 31, 2000 reflects that only minimal financing costs were allocated to the Elastomers Business by Shell Chemicals for this period.